UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Willow Tree Capital Corporation
(Name of Issuer)
Willow Tree Capital Corporation
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01
(Title of Class of Securities)
N/A
(CUSIP Number of class of securities)

Timothy Lower
President and Chief Executive Officer
Willow Tree Capital Corporation
450 Park Avenue, 29th Floor
New York, NY 10022
(212) 218-1090
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Dwaune L. Dupree, Esq.
Stephani M. Hildebrandt, Esq.
Eversheds Sutherland (US) LLP
700 6th Street, N.W.
Washington, DC 20001
March 26, 2026
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

	Amount Previously Paid:	Filing Parties:
	Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Willow Tree Capital Corporation (the “Company,” “our,” “we,” or “us”), an externally-managed closed-end management investment company that has made an election to be regulated as a business development company under the Investment Company Act of 1940, as amended (“1940 Act”), and that is incorporated in Maryland. We are offering to purchase up to the number of shares of our issued and outstanding common stock, par value $0.01 (“Common Stock”) that can be repurchased with approximately $19,378,783. This amount represents the value of 5.0% of the aggregate number of the Company’s Shares outstanding as of December 31, 2025. The term “Shares” as used herein refers only to those Common Stock that are eligible to be repurchased. Purchases will be made upon the terms and subject to the conditions described in the Offer to Purchase, dated March 26, 2026 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(ii), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(iii). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The information contained in the Offer to Purchase and the Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.
Item 1. Summary Term Sheet
Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.
Item 2. Subject Company Information
(a)The name of the issuer is Willow Tree Capital Corporation. The address and telephone number of the issuer’s principal executive offices are: 450 Park Avenue, 29th Floor, New York, NY 10022 and (212) 218-1090.
(b)The title of the subject securities that are subject of the Offer to Purchase and the related Letter of Transmittal) are the shares of the Company’s Common Stock. As of the close of business on December 31, 2025, there were 24,058,078 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 5.0% of the Company’s outstanding Shares that are tendered by holders of the Company’s Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5.0% of the Company’s Shares outstanding as of December 31, 2025.
(c)There is no established trading market for the Company’s Common Stock.
Item 3. Identity and Background of Filing Person
(a)-(c)The filing person and subject company to which this Schedule TO relates is Willow Tree Capital Corporation. The address and telephone number of the Company are set forth under Item 2(a) above. Willow Tree Capital Corp Advisors, LLC(the “Adviser”) serves as the investment adviser to the Company. The Adviser is located at 450 Park Avenue, 29th Floor, New York, NY and its telephone number is (212) 218-1090. The members of the Company’s Board of Directors (the “Board”) are Timothy Lower, James Roche, Boris Onefater, Jane Siebels, and Todd Centurino (each, a “Director”). The Company’s Chief Executive Officer and President is Timothy Lower, the Chief Financial Officer and Treasurer is Mark Klingensmith, the Chief Compliance Officer and Secretary is Justin Lee. The Directors and the executive officers of the Company may be reached at the Company’s business address and telephone number set forth in Item 2(a) above.
(b)-(c)Not applicable

Item 4. Terms of the Transaction.

(a)(1)	(i)	Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 1,202,904 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on April 28, 2026 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)
The purchase price of a Share (or portion thereof) tendered will be the net asset value as of April 30, 2026 or a later date determined by the Company if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Company has received and accepted their tender. Such Shareholder will be issued a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the Shareholder’s Shares accepted for purchase by the Company determined as of the Valuation Date. The Note will be held for the Shareholder by State Street and Trust Company, the Company’s transfer agent (the “Transfer Agent”). Forms of the Acceptance Letter and the Note are attached hereto as Exhibits (a)(1)(iv) and (a)(1)(v), respectively, and are incorporated herein by reference.

	(iii)	The Offer is scheduled to expire on April 28, 2026 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

	(iv)	Not applicable.

	(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

	(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)
Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

	(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

	(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

	(x)	Reference is made to Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

	(xi)	Not applicable.

	(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(1)		Not applicable.

(b)		Any Shares to be purchased from any officer, Directors or affiliate of the Company will be on the same terms and conditions as any other purchase of Shares. To the Company’s knowledge, none of the officers, Directors, or affiliates of the Company intends to tender Shares in the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.
(a)Information regarding the contribution of certain portfolio investments to the Company is incorporated by reference from the Offer to Purchase under the heading “8. Certain Information about the Company” and “Item 8. Interests in Securities of the Issuer” herein.
(b)-(d)Not applicable.
(e)The Board has the discretion to determine whether the Company will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Company purchase Shares from Shareholders quarterly. However, the Company is not required to conduct tender offers. Information regarding agreements involving the Shares is incorporated by reference from the Offer to Purchase under the heading “8. Certain Information about the Company” and “Item 8. Interests in Securities of the Issuer” herein. Except as set forth therein, the Company does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Company, any of the Company’s executive officers or Directors, any person controlling the Company, or any executive officer or director of any corporation ultimately in control of the Company and (ii) any other person with respect to any securities of the Company (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).
Item 6. Purposes of this Tender Offer and Plans or Proposals.
(a)-(b)Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
(c)Reference is made to Section 8 “Certain Information about the Company” of the Offer to Purchase, which is incorporated herein by reference. Because the Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Company.
Item 7. Source and Amount of Funds or Other Consideration.
(a)-(b)Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.
(d)Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.
Item 8. Interest in Securities of the Issuer.
(a)Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference.
(b)Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
(a)No persons have been employed, retained, or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements.
(a)The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025, filed with the SEC on EDGAR on March 24, 2026, are incorporated herein by reference. The Company will prepare and transmit to Shareholders the audited annual consolidated financial statements of the Company within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
(b)Not applicable.
Item 11. Additional Information.

(a)	(1)	None.

	(2)	None.

	(3)	Not applicable.

	(4)	None.

	(5)	None.

(c)		The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.
Item 12. Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

	(ii)	Offer to Purchase.

	(iii)	Form of Letter of Transmittal.

	(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.

	(v)	Form of Promissory Note.

	(vi)	Form of Notice of Withdrawal of Ten

(a)(2)-(4)		Not applicable.

(b)		None.

(d)		Not applicable.

(g)		Not applicable.

(h)		Not applicable.

107		Filing Fee Table.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLOW TREE CAPITAL CORPORATION

By:	/s/ Timothy Lower
Name:	Timothy Lower
Title:	President and Chief Executive Officer
Dated: March 26, 2026

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.

(a)(1)(v)	Form of Promissory Note.

(a)(1)(vi)	Form of Notice of Withdrawal of Ten

107	Calculation of Filing Fee Table.